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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HEDGEMARK SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

240 GREENWICH STREET
(No. and Street)

NEW YORK	NY	100286
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BENJAMIN YAFFEE	+1-646-845-3551	Benjamin.Yaffee@bnymellon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG
(Name – if individual, state last, first, and middle name)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PMS

OATH OR AFFIRMATION

I, JOYETTA SATIAH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HEDGEMARK SECURITIES, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CONTROLLER/ FINOP

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Managing Director
HedgeMark Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2013.

New York, New York
February 25, 2022

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Financial Condition
December 31, 2021

Assets		2021
Cash and Cash Equivalents	$	1,318,641
Client Receivable		78,840
Prepaid expenses and other assets		28,598
Total assets	$	1,426,079
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates (note 3)	$	19,875
Accounts payable, Accrued Expenses and Other Liabilities		1,323
Total liabilities	$	21,198
Member's Equity		
Paid-in-capital	$	3,627,599
Accumulated deficit		(2,222,718)
Total member's equity		1,404,881
Total liabilities and member's equity	$	1,426,079

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Operations
For the year ended December 31, 2021

Revenues:		
Fee Income		113,056
Interest Income	$	372
Total revenues		113,428
Expenses:		
Compensation and benefits	$	148,911
Professional fees		95,876
Regulatory		20,492
Occupancy		17,422
Email archival and storage services		12,720
General and administrative		9,801
Total expenses		305,222
Net loss	$	(191,794)

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Changes in Member's Equity
For the year ended December 31, 2021

		Paid-in-Capital		Retained Earnings		Total member's equity
Balance, January 1, 2021	$	3,627,599	$	(2,030,924)	$	1,596,675
Net loss				(191,794)		(191,794)
Balance, December 31, 2021	$	3,627,599	$	(2,222,718)	$	1,404,881

See accompanying notes to financial statements.

HedgeMark Securities, LLC
(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
Statement of Cash flows
For the year ended December 31, 2021

Cash flows from operating activities:	
Net loss	$ (191,794)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase	
Client Receivables	(37,694)
Prepaid expenses and other assets	(363)
Decrease in liabilities:	
Accounts payable, accrued expenses and other liabilities	(332)
Due to affiliates	(2,049)
Net cash used in operating activities	(40,438)
Net decrease in cash	(232,232)
Cash and Cash Equivalents, beginning of year	1,550,873
Cash and Cash Equivalents, end of year	$ 1,318,641

See accompanying notes to financial statements.

Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company and its parent are indirect, wholly owned subsidiaries of The Bank of New York Mellon ("BNY Mellon"). The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) as its business is limited to the private placement of securities and selling interests in unregistered private investments funds. The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

1. Significant Accounting Policies

(a) Use of Estimates

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a demand deposit account and money market funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These cash equivalents generally have a maturity of three months or less at acquisition and are held for the purpose of meeting short-term cash commitments rather than for investing. On December 31, 2021, the Company had $1,192,481 in money market funds and $126,160 in a BNY Mellon affiliate demand deposit account.

(c) Client Receivables

Client receivables consists of management and performance fees that have not been paid as of year-end and will be reported net of the allowance for doubtful accounts. The allowance is based on management's estimate of the amounts of receivables that will actually be collected. Management has determined that no allowance for uncollectible accounts is necessary for receivable balances as of December 31, 2021.

(d) Accounts Payable, Accrued Expenses and Other Liabilities

Expenses are recorded on the accrual basis as incurred.

(e) Revenue Recognition

Fee revenue is based on terms specified in a contract with a customer. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a

performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services.

The Company provides limited distribution services to Fund Sponsors by identifying and introducing eligible prospective investors to the Fund Sponsors funds. Revenue is earned at a point in time and is equal to a percentage of the fees earned by Fund Sponsors which take the form of management fees, performance fees or both. Management fees are calculated as a percentage of each investor's month-end HedgeMark Access Class capital account balance and are constrained until month end when the account balance can be confirmed and collectability is certain.

Performance fees are generally calculated as a percentage of the applicable investor's HedgeMark Access Class capital account balance in accordance with the language in the agreement. Performance fees are constrained until all uncertainties are resolved and reversal of previously recorded amounts is not probable. These fees are recognized when only it is determined that they will be collected.

Interest income is recognized as earned.

(f) Taxes

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes, and as such, is not subject to federal or state income taxes. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the Company's ultimate parent, BNY Mellon. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

(g) Contingencies

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments. As of December 31, 2021, there were no accruals for contingencies.

2. Related Party Activities

The Company has an Expense Sharing Agreement with HMI to provide staff, facilities, equipment, supplies and other administrative services. The fees are based upon the percentage of time, space or usage allocated to the Company by HMI. Between January 1, 2021 and April 30, 2021, the Company was charged a monthly rate of $9,109, of which $7,457 was for staff allocation. Due to staffing changes, on August 26th, 2021 the agreement was amended with an effective date of May 1, 2021, and the monthly administrative services rate changed to $8,910, of which $7,259 is for staff allocation. The total amount charged under this contract during fiscal year 2021 amounts to $107,716 of which $87,900 is for staff allocations. The amount due to the BNY Mellon as of December 31, 2021 was $8,910.

BNY Mellon pays vendor invoices on behalf of the Company and is reimbursed on the next business day. The amount due as of December 31, 2021 was $1,333.

The Company also has a shared service agreement with BNY Mellon to provide legal, compliance, accounting services, and technology infrastructure. During fiscal year 2021, BNY Mellon charged the Company $62,769 under this contract, which is included in the compensation and benefits financial statement caption. The fees were determined based upon estimated time allocations and pre-determined rates for services provided by BNY Mellon. The balance due to BNY Mellon under this contract as of December 31, 2021 was $9,632.

HMI made no capital contributions made in 2021.

3. Net Capital Requirements

Pursuant to its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Company is subject to the SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $1,187,601 and an aggregate indebtedness to net capital ratio of 1:56.

4. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2021, the Company determined there were no material uncertain tax positions requiring recognition, measurement or disclosure on the results of operations. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

5. Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 25, 2022, the date the financial statements were available to be issued. Innocap Investment Management ("Innocap") has agreed to acquire the Company, HedgeMark International and its other subsidiaries from BNY Mellon in exchange for a combination of cash and Innocap shares. There were no other subsequent events that necessitated disclosures and/or adjustments to the financial statements.

Schedule I
HedgeMark Securities, LLC
(A Wholly Owned Subsidiary of HedgeMark International, LLC)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2021
Total aggregate indebtedness	$	21,198
Net capital		
Paid-in-Capital	$	3,627,599
Retained earnings		(2,222,718)
Total capital	$	1,404,881
Deductions:		
Nonallowable assets:		
Cash - affiliated bank account	$	126,160
Client Receivables greater than 30 days		38,671
Prepaid and Other Assets		28,599
Total nonallowable assets	$	193,430
Other deductions and/or charges		23,850
Net capital	$	1,187,601
Computation of basic net capital requirement		
Minimum net capital required under the aggregate indebtedness standard	$	1,413
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital required	$	5,000
Net excess capital	$	1,182,601
Ratio of aggregate indebtedness to net capital		1:56

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2021 FOCUS report filed on January 26, 2022.

Schedule II
(A Wholly Owned Subsidiary of HedgeMark International, LLC
Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception."

HedgeMark Securities, LLC Exemption Report

HedgeMark Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HedgeMark Securities, LLC

I, Joyetta Satiah, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
Joyetta Satiah, CPA
FINOP/Controller

February 25, 2022

Based upon the Securities Exchange Commission's staff statement and difficulties arising from Covid-19, HedgeMark Securities LLC is making the annual audit report filing without notarization

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Managing Director
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling interests in unregistered private investment funds and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

New York, New York
February 25, 2022